Exhibit 99.1

Origin Agritech and DuPont Pioneer to Jointly Develop New Seed Technology for China’s Farmers

Companies will work together to help advance Chinese agriculture

DES MOINES, IOWA, and BEIJING,--/PRWEB/--April 4, 2016– Origin Agritech Limited, a technology-focused crop seed provider (NASDAQ: SEED), and DuPont Pioneer, the advanced seed and genetics business of DuPont (NYSE: DD), today announced a commercial licensing agreement to develop new seed technologies for Chinese farmers. This combined effort will contribute to the modernization of China’s agriculture system and improved food security, which the government has set as priorities.

With support from the Ministry of Agriculture (MOA), and in partnership with the Chinese Academy of Agricultural Sciences, Origin has successfully developed corn seeds with insect control and herbicide tolerance traits. Origin’s expertise in genetic improvements, together with DuPont Pioneer’s 90-year history of plant breeding and local customer relationships, will deliver much needed new seed options for China’s farmers.

“Once approved by the Chinese government, these products will help our country’s farmers fight the insects and weeds that prevent their crops from reaching their yield potential,” said Gengchen Han, chairman and CEO, Origin Agritech. “We have cooperated with DuPont Pioneer for several years, and we are pleased to be working with them on this project.”

China’s agriculture landscape is evolving. Farmers are increasingly adopting technologies, such as high-quality hybrid seed, mechanization and data-based decision making. The biotech traits Origin Agritech has submitted to the rigorous China government approval process are another important tool for improved domestic grain production.

“DuPont Pioneer is proud to be collaborating with Origin Agritech to help increase crop yields and food security in China,” said Paul Schickler, president, DuPont Pioneer. “When we entered the Chinese market nearly 20 years ago, it was to collaborate with government, academics and local companies such as Origin Agritech to provide products and services that offer the best choices for farmers.”

DuPont Pioneer is the largest multinational seed corn company in China and will continue to develop its high-performing popular hybrids for the China market in accordance with current MOA regulations.

Origin Agritech has applied for patents and regulatory approval in other countries, including the United States, to advance its global strategy to not only serve Chinese farmers, but also meet the needs of farmers around the world.

Origin Agritech Limited (NASDAQ GS: SEED), founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

DuPont Pioneer is the world’s leading developer and supplier of advanced plant genetics, providing high-quality seeds to farmers in more than 90 countries. Pioneer provides agronomic support and services to help increase farmer productivity and profitability and strives to develop sustainable agricultural systems for people everywhere. Science with Service Delivering Success®.

DuPont (NYSE: DD) has been bringing world-class science and engineering to the global marketplace in the form of innovative products, materials, and services since 1802. The company believes that by collaborating with customers, governments, NGOs, and thought leaders we can help find solutions to such global challenges as providing enough healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. For additional information about DuPont and its commitment to inclusive innovation, please visit http://www.dupont.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:

Song Xu

song.xu@originseed.com.cn

+86 10 5890-7556

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506